EXHIBIT 99.35

                                  NEWS RELEASE

                           GLENCAIRN GOLD CORPORATION
             -------------------------------------------------------
                 500 - 6 Adelaide St. East. Toronto, ON M5C 1H6
                    Tel.: (416)860-0919 Fax: (416) 367-0182


FOR IMMEDIATE RELEASE                                                   TSX:GGG
August 11, 2004

                    GLENCAIRN REPORTS SECOND QUARTER RESULTS

Glencaim Gold Corporation is pleased to report its results for the three-month period ended June 30, 2004 (Q2/04). Consolidated financial statements for Q2/04 and management's discussion and analysis can be viewed on our web site at www.glencairn;-old.com and have been filed on SEDAR (www.sedar.com). All currency figures are in US$.

"Our investment in exploration, new equipment and increased development work at the Limon Mine in Nicaragua is well underway, and we expect to see the benefits as the year progresses," said President & Chief Executive Officer, Kerry Knoll. "At our Bellavista Mine in Costa Rica, construction is within budget and is on schedule to begin stacking ore on leach pads before the end of the year with gold recovery to begin early in 2005."

Highlights

     o Santa Pancha drilling shows potential to add several years production at Limon

     o    Productivity improvements at Limon Mine

     o    Construction at Bellavista progressing on schedule and within budget

Financial Results

In Q2/04 the Company reported a net loss of $3.3 million or $0.03 per share compared to earnings of $152,000 or nil per share in Q2/03. For the six-month period ended June 30 the Company reported a net loss of $6.1 million in 2004 compared to a net loss of $752,000 in 2003.

Results of Operations

The Limon Mine was the Company's only producing mine during 2004 and 2003, and all sales and cost of sales relate to that mine.

In Q2/04 gold sales were 12,119 oz. compared to 12,955 oz. in Q2/03 while gold sales in the first half of 2004 were 22,555 oz. versus 22,151 oz. in the first half of 2003. Gold sales increased to $4.8 million in Q2/04, up 11% compared to Q2/03, and to $9.1 million in the first half of 2004, up 24% compared to the first half of 2003. Gold was sold on a spot basis in 2004 for a realized price of $397 per ounce in Q2/04 and $401 in the first half of 2004. Gold sales in 2003 were delivered under hedging agreements. The realized price was $289 per ounce in Q2/03 and $288 per ounce in the first half of 2003.

"It has taken longer than expected to institute changes at Limon, but since the end of Q1104 we have made steady improvement in all areas," said Chief Operating Officer, Kevin Drover. "During the second quarter improvements in underground development, milled production, equipment operating hours and


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safety were achieved. This trend continued into July, and I am confident we will see further improvements during the remainder of 2004."

                            Key Operating Statistics
                            ------------------------

                                                      Three Months Ended             Six Months Ended
                                                            June 30                       June 30
                                                      2004         2003              2004        2003
Gold sold (oz.)                                     12,119        12,955           22,555       22,151
Realized price per ounce ($)                           397           289              401          288
Cash  operating cost per ounce sold ($)                319           231              332          257
Total cash costs per ounce sold ($)                    341           245              355          271
Tonnes milled                                       83,747        73,680          163,535      129,882
Grade milled (g/t)                                     4.5           5.6              4.8          5.8
Mill recovery (%)                                     81.8          87.7             84.5         88.0
Operating cost per tonne ($)                            40            38               41           42
Gold produced (oz.)                                  9,524        12,786           20,562       22,385
Cash operating cost per ounce produced ($)             352           220              323          241

Gold production in the first half of 2004 was 20,562 ounces, which was lower than expected. While tonnage milled in 2004 was essentially as expected, grade and recovery were lower. As a result, fewer ounces were produced resulting in increased cash operating costs per ounce produced of $352 in Q2/04 compared to $220 in Q2/03 and to $323 in the first half of 2004 compared to $241 in the first half of 2003.

Cost of sales rose to $3.9 pillion in Q2/04 compared to $3.0 million in Q2/03 and to $7.5 million in the first half of 2004 compared to $5.7 million in the first half of 2003. Cash operating costs per ounce sold increased to $319 in Q2/04 compared to $231 in Q2/03, and to $332 in the first half of 2004 compared to $257 in the first half of 2003.

The lower grades milled at Limon in the first half of 2004 were the result of insufficient development work being done in previous periods which prevented access to areas that had been in the mine plan. As a result, mill feed was provided from lower-grade areas. In addition, one stope mined during the quarter produced ore that was significantly lower grade than the reserve model had indicated. Upon investigation, it became evident that the reserve model had placed too great an influence on a single drill hole resulting in an over-estimation of reserve grade for that area. The Company subsequently initiated an internal review of all reserves which indicated that the over-estimation was an isolated incident. Because of the results to date, production is now expected to be lower in 2004 than planned. A new life-of-mine operating plan is being prepared, the results of which will be released when complete.

Current ore production at Limon of 1,100 tonnes per day is mainly from the Talavera vein system 4.5 km west of the Limon mill, but only a limited number of working areas were developed prior to 2004 which left the operation with little flexibility. Encouraging drill results during Q2/04 from the Santa Pancha vein system, 5.5 km east of the Limon mill but on the Limon mining concession, indicate that Santa Pancha may be able to provide significant mill feed beginning in 2005. Santa Pancha has the potential to provide several years of additional mine life.

Subsequent to the end of Q2/04, the Company also began mining from Pozo Bono, a small near-surface deposit less than a kilometre from the Limon mill. This material is expected to lower the overall cash operating costs per ounce of gold produced because it is extracted by lower-cost open pit mining.

Operating activities used $2.2 million in the first six months of 2004 compared to $62,000 in the first six months of 2003. The increase was largely due to increased general and administrative and exploration expenses. The Company proceeded with several exploration programs in Nicaragua and Canada, including 55,000 metres of diamond drilling, that were announced in a news release dated January 16, 2004. Drilling is continuing on several targets in Nicaragua. Results from drilling at the Vogel Project in Canada are being assessed. Exploration expenditures in the first half of 2004 were $2.3 million compared to $404,000 in the first half of 2003.

Working capital at June 30, 2004, was $23.7 million, including cash of $21.0 million, compared with $19.7 million, including cash of $14.9 million, at December 31, 2003. The increase in cash and working capital was largely due to a public offering that was completed in Q1/04 of 34.5 million units, each unit comprising one share and one-half of a share-purchase warrant, that raised net proceeds of $20.3 million. The warrants were listed for trading in Q1/04 on the Toronto Stock Exchange (TSX) under the trading symbol GGG.wt.

Bellavista Construction

Construction of the Bellavista Mine in Costa Rica, which began in the fourth quarter of 2003, continued throughout the first half of 2004 and mining operations continue to be scheduled to begin in the fourth quarter of 2004. The Company's investing activities in the first half of 2004 were $12.6 million compared to $191,000 in the first half of 2003, with most of the 2004 expenditures for construction at Bellavista.

At the end of Q2/04, pond liners were installed, pad liners were almost complete, building construction had begun, and all major items including crushers, ball mill, agglomerator, conveyors, ore stackers and ADR plant had been purchased or ordered.

Once in production, scheduled for early 2005, Bellavista is designed to produce 60,000 oz. of gold per year at a cash operating cost of $198 per ounce over a minimum 7.3-year mine life.

Selected Financial Information                          Q2/04           Q2/03

Sales ($000s)                                           4,806            4,347
Cost of sales ($000s)                                   3,871            2,997
Earnings from mining operations ($000s)                    44              663
Net earnings (loss) ($000s)                            (3,320)             152
Earnings (loss) per share - basic and diluted ($)       (0.03)            0.00


Certain non-GAAP performance measures are contained in this news release. A reconciliation of these non-GAAP measures to GAAP measures can be found in Management's Discussion and Analysis at June 30, 2004.

To find out more about Glencaim Gold Corporation (TSX:GGG), visit our website at www.glencairngold.com.

Glencairn Gold Corporation                   Renmark Financial Communications Inc.
Kerry Knoll, President and CEO               Sylvain Laberge: slaberge@renmarkfinancial.com
Tel.: 416-860-0919                           Neil Murray-Lyon : nmurraylyon@renmarkfinancial.com
Fax: 416-367-0182                            Media: Colette Saulnier: csaulnier@renmarkfinancial.com
www.glencaimgold.com                         Tel.: 514-939-3989, Fax: 514-939-3717


FORWARD-LOOKING STATEMENTS: This news release contains certain "forward-looking statements" within the meaning of Section 21E of the United States Securities Exchange Act of 1934, as amended. Except for statements of historical fact relating to the company, certain information contained herein constitutes forward-looking statements. Forward-looking statements are frequently characterized by words such as "plan," "expect," "project," "intend," "believe," "anticipate", "estimate" and other similar words, or statements that certain events or conditions "may" or "will" occur. Forward-looking statements are based on the opinions and estimates of management at the date the statements are made, and are subject to a variety of risks and uncertainties and other factors that could cause actual events or results to differ materially from those projected in the forward-looking statements. These factors include the inherent risks involved in the exploration and development of mineral properties, the uncertainties involved in interpreting drilling results and other ecological data, fluctuating metal prices, the possibility of project cost overruns or unanticipated costs and expenses, uncertainties relating to the availability and costs of financing needed in the future and other factors. The Company undertakes no obligation to update forward-looking statements if circumstances or management's estimates or opinions should change. The reader is cautioned not to place undue reliance on forward-looking statements.